UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

MANAS PETROLEUM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

56176Q102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	56176Q102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

28,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

28,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No	56176Q102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Associates, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

28,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

28,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	56176Q102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

25,088,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

25,088,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,088,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	56176Q102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Fund II (Luxembourg) S.a r.l.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

28,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

28,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No	56176Q102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Fund (Luxembourg) S.a r.l.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

28,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

28,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No	56176Q102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ranjan Tandon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

28,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

28,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

THIS IS THE FIRST AMENDMENT TO SCHEDULE 13G BEING FILED BY EACH OF THE REPORTING PERSONS WITH THE EXCEPTION OF LIBRA ASSOCIATES, LLC AND LIBRA FUND, L.P.  THIS IS THE INITIAL SCHEDULE 13G BEING FILED BY LIBRA ASSOCIATES, LLC AND LIBRA FUND, L.P.

CUSIP No	56176Q102

Item 1.	(a).	Name of Issuer:

Manas Petroleum Corporation

(b).	Address of issuer's principal executive offices:

Bahnhofstrasse 9 6341 Baar, Switzerland

Item 2.	(a)-(c).	Name of person filing, principal business address and citizenship:

Libra Advisors, LLC
777 Third Ave, 27th Fl
New York, NY 10017
New York limited liability company

Libra Associates, LLC
777 Third Avenue
27th Floor
New York, New York 10017
Delaware limited liability company

Libra Fund, L.P.
777 Third Avenue
27th Floor
New York, New York 10017
Delaware limited partnership

Libra Fund II (Luxembourg) S.a r.l.
5, rue Guillaume Kroll
L-1882 Luxembourg
Luxembourg limited liability company

Libra Fund (Luxembourg) S.a r.l.
5, rue Guillaume Kroll
L-1882 Luxembourg
Luxembourg limited liability company

Ranjan Tandon, Managing Member of Libra Advisors, LLC
777 Third Ave, 27th Fl
New York, NY 10017
United States of America

(d).	Title of class of securities:

Common Stock, Par Value $0.001 per share

(e).	CUSIP No.:

56176Q102

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

28,000,000 shares deemed beneficially owned by Libra Advisors, LLC;
28,000,000 shares deemed beneficially owned by Libra Associates, LLC;
25,088,000 shares deemed beneficially owned by Libra Fund, L.P.;
28,000,000 shares deemed beneficially owned by Libra Fund II (Luxembourg) S.a r.l.;
28,000,000 shares deemed beneficially owned by Libra Fund (Luxembourg) S.a r.l.;
28,000,000 shares deemed beneficially owned by Ranjan Tandon.

(b)	Percent of class:

15.0% deemed beneficially owned by Libra Advisors, LLC;
15.0% deemed beneficially owned by Libra Associates, LLC;
13.6% deemed beneficially owned by Libra Fund, L.P.;
15.0% deemed beneficially owned by Libra Fund II (Luxembourg) S.a r.l.;
15.0% deemed beneficially owned by Libra Fund (Luxembourg) S.a r.l.;
15.0% deemed beneficially owned by Ranjan Tandon.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	,
Libra Advisors, LLC: 0 Libra Associates, LLC: 0 Libra Fund, L.P.: 0 Libra Fund II (Luxembourg) S.a r.l.: 0 Libra Fund (Luxembourg) S.a r.l.: 0 Ranjan Tandon: 0
(ii)	Shared power to vote or to direct the vote	,

Libra Advisors, LLC:  28,000,000
Libra Associates, LLC:  28,000,000
Libra Fund, L.P.:  25,088,000
Libra Fund II (Luxembourg) S.a r.l.:  28,000,000
Libra Fund (Luxembourg) S.a r.l.:  28,000,000
Ranjan Tandon:  28,000,000

(iii)	Sole power to dispose or to direct the disposition of	,
Libra Advisors, LLC: 0 Libra Associates, LLC: 0 Libra Fund, L.P.: 0 Libra Fund II (Luxembourg) S.a r.l.: 0 Libra Fund (Luxembourg) S.a r.l.: 0 Ranjan Tandon: 0
(iv)	Shared power to dispose or to direct the disposition of	.

Libra Advisors, LLC:  28,000,000
Libra Associates, LLC:  28,000,000
Libra Fund, L.P.:  25,088,000
Libra Fund II (Luxembourg) S.a r.l.:  28,000,000
Libra Fund (Luxembourg) S.a r.l.:  28,000,000
Ranjan Tandon:  28,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The shares reported herein are held in the accounts of private investment funds (the "Funds"), including, Libra Fund, L.P. and Libra Fund II (Luxembourg) S.a.r.l., the investments of which are managed by Libra Advisors, LLC and/or Libra Associates, LLC, each of which Ranjan Tandon is the managing member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

/s/ Libra Advisors, LLC*
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member
(Name/Title)

/s/ Libra Associates, LLC*
By: /s/ Ranjan Tandon
(Signature)

Ranjan Tandon/Managing Member
(Name/Title)

/s/ Libra Fund, L.P.*
(Signature)

By: /s/ Ranjan Tandon
(Signature)

Ranjan Tandon/Managing Member of General Partner
(Name/Title)

/s/ Libra Fund II (Luxembourg) S.a.r.l.*
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member of Investment Manager
(Name/Title)

/s/ Libra Fund (Luxembourg) S.a.r.l.*
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member of Investment Manager
(Name/Title)
By: /s/ Ranjan Tandon*
(Signature)
Ranjan Tandon
(Name/Title)

*    The Reporting Persons disclaim beneficial ownership in the Common Shares, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13G dated February 14, 2012 relating to the Common Stock of Evergreen Energy Inc. shall be filed on behalf of the undersigned.

/s/ Libra Advisors, LLC
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member
(Name/Title)

/s/ Libra Associates, LLC
(Signature)
By: /s/ Ranjan Tandon
(Signature)

Ranjan Tandon/Managing Member
(Name/Title)

/s/ Libra Fund, L.P.
(Signature)

By: /s/ Ranjan Tandon
(Signature)

Ranjan Tandon/Managing Member of General Partner
(Name/Title)

/s/ Libra Fund II (Luxembourg) S.a.r.l.
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member of Investment Manager
(Name/Title)

/s/ Libra Fund (Luxembourg) S.a.r.l.
(Signature)

By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon/Managing Member of Investment Manager
(Name/Title)
By: /s/ Ranjan Tandon
(Signature)
Ranjan Tandon
(Name/Title)

SK 03784 0001 1264370